Exhibit 99.3 June 5, 2023

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Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither NewAmsterdam nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as required by law. Market Data Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and NewAmsterdam’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while NewAmsterdam believes its internal research is reliable, such research has not been verified by any independent source and NewAmsterdam cannot guarantee and makes no representation or warranty, express or implied, as to its accuracy and completeness. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of NewAmsterdam and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with NewAmsterdam or an endorsement or sponsorship by or of NewAmsterdam. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM or SM symbols, but such references are not intended to indicate, in any way, that NewAmsterdam will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 2 PROPRIETARY

Summary of clinical data 3

2 The combination of Obicetrapib and Ezetimibe observed to lower LDL-C in Patients on High Intensity Statins: Results from the ROSE2 Trial (NCT05266586). Christie M Ballantyne, Stephen J Nicholls, Marc Ditmarsch, John J Kastelein, Douglas Kling, Danielle L Curcio, Michael H Davidson 4 PROPRIETARY

ROSE2 trial: Obicetrapib and high intensity statin therapy To evaluate the effect of obicetrapib 10 mg in combination with ezetimibe 10 mg on top of HIS on LDL-C Objective Inclusion criteria Trial design • A stable dose of High Intensity Statins (A Obicetrapib 10mg (n=39) Safety 40 / 80; R 20 / 40) 8 weeks prior to Patients(n=119) Mild dyslipidaemia screening Obicetrapib 10mg / Ezetimibe 10mg (n=40) Safety (18 – 75 years) • Fasting LDL-C levels >70 mg/dL (1.8 Placebo (n=40) Safety mmol/L) Exclusion criteria • Current significant CV disease 2 Visit: 1 3 6 5 0 Week: • HbA1c ≥10% Up to 2 4 16 12 • Uncontrolled hypertension eligibility Labs, PK Labs, PK Labs, PK Labs, PK Primary efficacy endpoint Safety Safety Safety Safety • Percent change from baseline in LDL-C Safety FU compared to the placebo group Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 5 PROPRIETARY

Patient disposition

Screened (N=231) — Screen failures (N=112)

	Placebo	Obicetrapib 10mg	Obicetrapib 10 mg / Ezetimibe 10mg	Total
Randomized (N=119)	N=40	N=39	N=40	N=119
Discontinued treatment (N=9)	N=4	N=3	N=2	N=9
Primary efficacy assessment (on-treatment) (N=97)	N=40	N=26	N=31	N=97
Safety population (N=119)	N=40	N=39	N=40	N=119

NewAmsterdam Pharma

Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023)

PROPRIETARY 6

Baseline characteristics Placebo Obicetrapib 10 mg Obicetrapib 10mg / Ezetimibe 10 mg N=40 (%) N=26 (%) N=31 (%) Mean Age (yrs) 60.6 64.8 63.5 Female % 35 34.6 38.7 2 Mean BMI (kg/m ) 30.8 29.9 31.8 Race % White 75 88.5 93.5 Black / African American 22.5 11.5 6.5 Statin use (%) Atorvastatin 40/80 mg 75 69.2 80.6 Rosuvastatin 20/40 mg 25 30.8 19.4 Baseline level LDL-C (mg/dL) 95.5 100 87 (Median) HDL-C (mg/dL) 42.5 47 46 Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 7 PROPRIETARY

Obicetrapib/ezetimibe observed to lower LDL-C by 63.4% on top of HIS in ROSE2 LDL-C (mg/dL), on-treatment population Median (min, max) LDL-C levels (mg/dL) at baseline & EoT Placebo Obicetrapib 10 mg Obi 10 / Eze 10 10 Time Placebo Obi 10 mg Obi 10 / Eze 10 0 95.5 100.0 87.0 Baseline -10 (60, 211) (35, 189) (62, 152) -6.4 Median (N=40) (N=26) (N=31) -20 88.0 55.5 39.0 EoT (55, 188) (21, 148) (15, 96) -30 Median (N=36) (N=26) (N=31) -40 -6.4 -43.5 -63.4 % Change from -43.5 Baseline (-36.4, 96.7) (-78.4, 22.6) (-83.7, -29.7) -50 (median) (N=36) (N=26) (N=31) -60 % Change from -0.85 -39.20 -59.23 Baseline 63.4% -70 LS mean (95% CI) (-7.75, 6.05) (-47.41, -30.99) (-66.75, -51.71) reduction P-value - <0.0001 <0.0001 Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 8 PROPRIETARY % change from baseline (median)

Positive LDL goal attainment observed with ezetimibe + obicetrapib combination, including >87% of patients observed to attain <55 mg/dl LDL-C levels % of patients observed with the following LDL-C levels: <100 mg/dl <70 mg/dl <55 mg/dl 100% 93.5% 88.5% 87.1% 73.1% 66.7% 87.1% 73% of combo recipients of Obi 10 patients observed to have LDL-C 93.5% observed to have of <55 mg/dL of combo recipients LDL-C of observed to have LDL-C 42.3% 70 mg/dL or lower of <70 mg/dL 16.7% Placebo Obi 10 Obi 10/ Placebo Obi 10 Obi 10/ Placebo Obi 10 Obi 10/ Eze 10 Eze 10 Eze 10 Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 9 PROPRIETARY % of on-treatment patients at target

LDL-P believed to be one of the most robust predictors of cardiovascular risk • Small dense LDL particles are more likely to be trapped in Low LDL-P confers a lower risk — arterial wall than larger-sized LDL particles even in patients with high LDL-C • High LDL-P levels typically signify that a patient has a higher proportion of small dense LDL particles vs. Low LDL-P, Low LDL-C (n = 1,249) larger-sized LDL particles Low LDL-P, High LDL-C (n = 284) High LDL-P confers a higher risk — even in patients with low LDL-C LDL-P is observed to be a significantly High LDL-P, High LDL-C (n = 1,251) better predictor of High LDL-P, Low LDL-C (n = 282) CV risk than LDL-C Even though all LDL particles contain only = Larger-sized LDL one ApoB protein, small dense LDL particles have a less massive ApoB protein Years of follow-up = Small dense LDL Source: Cromwell WC, et al. Clin Lipidol. 2007 December 1; 1(6): 583–592 10 PROPRIETARY Event-free survival

ROSE2 showed significant reduction in total and small LDL particles, bringing patients who had (1) baseline elevated LDL-P to optimal parameters Patients taking the Obi/Eze combo Total LDL-P Small LDL-P observed to achieve optimal LDL-P profiles Lipoprotein ROSE2 ROSE2 fractionation 1 placebo Obi / Obi + Eze LDL-P (nmol/L) 1012.8 495 / 300 Small LDL-P 717.5 73.4 / 47.5 (nmol/L) LDL size (nm) 20.26 21.0 / 21.0 72.1% reduction (2) High Moderate Optimal Key LDL-P >1816 935-1816 <935 (nmol/L) 95.4% Small LDL-P >820 467-820 <467 (nmol/L) reduction LDL size ≤20.5 N/A >20.5 (nm) Sources: 1. Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023), 2. LipoFraction NMR practitioner Guidelines 11 PROPRIETARY % change from baseline (median)

ROSE2: Non-HDL-C and ApoB percent change from baseline (Day 84) Non-HDL-C (mg/dL), on-treatment population ApoB (mg/dL), on-treatment population Placebo Obicetrapib 10 mg Obi 10 / Eze 10 Placebo Obicetrapib 10 mg Obi 10 / Eze 10 10 10 5 0 0 -10 -5.6 -5 -2.1 -20 -10 -30 -15 -20 -40 -37.5 -25 -24.2 -50 -30 -55.6 -60 -35 -34.4 -70 -40 Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 12 PROPRIETARY % change from baseline (median) % change from baseline (median)

ROSE2 Safety: TEAEs, TESAEs, and withdrawal overview (safety population) Placebo Obicetrapib 10 mg Obi 10 mg / Eze 10 mg N= 40, N (%) N= 39, N (%) N= 40, N (%) TEAEs (%) TEAEs 16 (40) 8 (20.5) 11 (27.5) Related TEAEs 2 (5.0) 4 (10.3) 5 (12.5) (1) Severe TEAEs 2 (5.0) 1 (2.6) 0 (0) TESAEs (1) TESAEs, total 1 (2.5) 1 (2.6) 0 (0) Deaths 0 0 0 Withdrawal’s study / medication TEAEs leading to (1) (1) 2 (5.0) 2 (5.1) 1 (2.5) discontinuation of study drug Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) (1) The severe TEAE and the TESAEs experienced in the 10 mg group was a cardiac disorder. TEAEs leading to discontinuation of the study drug included abdominal pain, tachycardia and nervous system disorders. 13 PROPRIETARY

Stronger LDL-lowering observed with ezetimibe in obicetrapib combo vs. ezetimibe with statins, potentially (1) due to a synergistic mechanism of action for obi/eze combo Obicetrapib is designed to promote more cholesterol excretion into the Eze on top Eze on top intestines (via TICE) while ezetimibe is designed to block cholesterol of statin of Obi Eze reabsorption into the body, synergistically enhancing fecal sterol 0 removal of cholesterol -5 CETPi -10 No Intestine synergy -15 LDL levels -20 -18.1 further drop -20.0 -25 SYNERGY -30 CE excretion -32.2 -35 into intestines via TI TC ICE E LDL-R levels -36.1% -18.1% -40.0% 200 176 -32.2% 150 112.5 96 92.3 100 57.5 EZETIMIBE 39.0 NPC1L1 50 Stops CE reabsorption 0 from intestines; LDL Fecal sterol BL Simva Simva / Eze BL Obi 10 Obi / Eze levels further drop removal Source: Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) Note: The calculations included in the graphs here represent the Company's hypothetical calculation assuming one patient was treated with each drug independently. 14 PROPRIETARY % change from baseline with % change from baseline (mean) background therapy

In ROSE Phase 2b clinical trial, obicetrapib demonstrated robust LDL-C lowering as adjunct 1 to high intensity statins Preparative ultra-centrifugation (PUC) is “gold-standard” for LDL-C quantification Median (min, max) LDL-C levels (mg/dL) at baseline and EoT Placebo Obicetrapib 5mg Obicetrapib 10mg 10 Time Placebo Obicetrapib Obicetrapib 5mg 10mg 0 90.0 95.0 88.0 Baseline (63, 204) (54, 236) (39, 207) -10 Median -7 N=40 N=39 N=40 86.0 -20 53.0 49.5 EoT (43, 137) (13, 126) (23, 83) Median -30 N=39 N=39 N=40 -6.5 -41.45 -50.75 % Change -40 from Baseline (-53.9, 31.6) (-71.2, 62.3) (-76.9, 15.6) -41 (median) N=39 N=38* N=40 -50 -51 % Change from -35.65 -46.77 -6.7 Baseline -60 (-42.19, -29.10) (-53.16, -40.38) (-13.17, -0.24) LS mean (95% CI) p-value - <0.0001 <0.0001 compared to placebo * In obicetrapib 5mg arm, 40 patients were randomized. N-value at end-of-treatment decreased to 38 because one patient was missing an LDL value at baseline and a second patient was missing an LDL value at end-of-treatment reading. 15 PROPRIETARY Source: 1. Nicholls SJ, et al. Nat Med 2022;28:1672-1678. LDL-C % reduction from baseline (median)

1 2 Lp(a) percent reduction from baseline in ROSE and ROSE2 • Lp(a) is emerging as a strong and independent marker of CVD risk and an exciting new CVD drug target ROSE ROSE2 Placebo Obicetrapib 5mg Obicetrapib 10mg Obicetrapib 10mg Obi 10mg / Eze 10mg 10 10 4 0 0 -10 -10 -20 -20 -30 -30 -34 -40 -40 -40 -50 -50 -47 -57 -60 -60 Source: 1. Nicholls SJ, et al. Nat Med 2022;28:1672-1678. 2. Ballantyne CM, et al. J. of Clinical Lipidology 2023 (to be published June 3, 2023) 16 PROPRIETARY Lp(a) % change from baseline (median) Lp(a) % change from baseline (median)

Changes in lipid biomarkers for obicetrapib 10mg monotherapy across phase 1/2 studies Phase 1 MAD TULIP TA-8995-06 ROSE ROSE2 Japan N=10 per arm N=35 per arm N=13 per arm N=40 per arm N= 26 per arm N=26 per arm 0 -10 -20 -24.2 -26.3 -30 -29.6 -29.7 -29.8 -32.7 -35.8 -37.0 -37.5 -40 -41.7 -42.9 -43.5 -44.1 -44.4 -45.8 -46.4 -50 -50.8 -60 LCL-C ApoB Non HDL-C 17 PROPRIETARY Median % change from baseline

Obicetrapib safety profile in ROSE and across multiple studies: overview of AEs, SAEs and withdrawals

Well tolerated safety profile; Similar rates of drug discontinuation were observed for obicetrapib and placebo

ROSE Safety

	Placebo (N=40)	Obicetrapib, 5mg (N=40)	Obicetrapib, 10mg (N=40)
TEAEs (%)			
TEAEs, total	19 (47.5)	15 (37.5)	8 (20.0)
TEAEs, related	4 (10.0)	2 (5.0)	1 (2.5)
TEAEs, severe	1 (2.5)	0	0
TESAEs			
TESAEs, total	2 (5.0)	0	0
TESAEs, related	0	0	0
Deaths	0	0	0
Withdrawals study / medication			
TEAEs leading to discontinuation of study drug	1 (2.5)	0	0

Pooled Safety

	Comparator[1] (N=231)	Obicetrapib Pooled 5mg + 10mg[2] (N=309)
TEAEs (%)		
TEAEs, total	136 (58.9)	173 (55.9)
TEAEs, related	45 (19.5)	49 (15.8)
TEAEs, severe	5 (2.2)	7 (2.3)
TESAEs		
*TESAEs, total	6 (2.6)	4 (1.3)
TESAEs, related	0	0
Deaths	0	0
Withdrawals study / medication		
TEAEs leading to discontinuation of study drug	13 (5.6)	13 (4.2)

NewAmsterdam Pharma

* There were three additional TESAEs in other obicetrapib dose arms: two in the TULIP 2.5mg arm, and one in the Lp(a) 2.5mg arm; none were considered to be related to study drug.
(1) The Comparator group included patients receiving placebo and non-obicetrapib monotherapy.
(2) The pooled obicetrapib group includes patients treated with obicetrapib as a monotherapy and in combination with atorvastatin, rosuvastatin and ezetimibe.

PROPRIETARY 18

Despite availability of statins, tremendous unmet need remains – with resurgance of the “lower-is better” paradigm 15 Risk of CV ≥70 LDL-C death, MI, 55-≤70 LDL-C LDL-C stroke goals Male deaths 40-≤55 LDL-C removed 10 in ≤20 LDL-C 2013 5 Female deaths P-value = 0.0001 5 0 0 1 2 3 4 5 Trends in prevalence of high LDL-C in US adults, 2 Time post-enrollment (years) Year NHANES 1999-2018 with history of ASCVD Numerous studies Despite statins, CVD deaths are ~75% of ASCVD patients are NOT at demonstrate resurgence of paradigm on the rise their risk-based LDL-C goal “lower is better” Sources: Trinity NewAmsterdam Market Research Summary; Trinity quantitative market research with N = 100 PCPs and Cardiologists; Bloomberg Prescription Data; IQVIA Rx Tracker. (1) Literature review suggesting hypercholesterolemia prevalence of ~94mm in the US (average of He et al. 2020, Mercado et al. 2015, Muntner et al. 2013) and ~137mm in EU5 (average of Gomez-Huelgas et al. 2010, Guallar-Castillon et al. 2012, Tragni et al. 2012, Grau et al. 2011 (3) 8mm statin-intolerant & 22mm above LDL-C target: Percentage of patients in each category estimated from Trinity quantitative market research and the – percentages were then applied to the estimated 84mm treated number above. (4) <1mm branded patients: 2020 US prescription data for Repatha, Praluent, and Nexletol/Nexlizet were pulled from the Bloomberg Prescription Data Portal that Trinity subscribes to; assuming 12 scripts/year and 70% compliance for PCSK9s (based on PCSK9 literature) and 59% compliance for Nex/Nex (based on statin literature) patient volume estimates were derived from the prescription data and extrapolated to the EU5. (5) Gaba P, et. al., Association Between Achieved Low-Density Lipoprotein Cholesterol Levels and Long-Term Cardiovascular and Safety Outcomes: An Analysis of FOURIER-OLE. Circulation. 2023 Feb 13. doi: 10.1161/CIRCULATIONAHA.122.063399. 19 PROPRIETARY Deaths in Thousands Cumulative incidence rate (%)

Clinical development 20

Current cash expected to fund obicetrapib development through several value-creating milestones



2022
2023
2024
2025
2026
1H
2H
Cardiovascular
Neuro-metabolic
Obicetrapib Monotherapy Product
(obicetrapib 10mg)
Phase 3 BROADWAY Trial
Lipid Mono trial
(HeFH or ASCVD; LDL-C ≥ 55 mg/dL; n=2,400)
BROADWAY Ph3
Phase 3 BROOKLYN Trial
Lipid Mono trial
(HeFH; LDL-C ≥ 70 mg/dL; HeFH; n=300)
BROOKLYN Ph3
LDL regulatory filing
Phase 3 CVOT PREVAIL Trial
(ASCVD or HeFH; LDL-C ≥ 70 mg/dL; n=9,000)
PREVAIL CVOT
MACE regulatory filing
Phase 2b Japan Trial
(LDL-C ≥ 70 mg/dL; n=100)
Japan Ph2b
Ezetimibe FDC Product
(obicetrapib 10mg + ezetimibe 10mg)
Phase 2b ROSE2 Trial
(LDL-C ≥ 70 mg/dL; n=114)
ROSE2 Ph2b
Phase 3 FDC Trial
(LDL-C ≥ 70 mg/dL; n=XXX)
FDC Ph3
Alzheimer's Product
(proprietary dose/formulation incorporating obicetrapib)
Phase 2a Alzheimer's Disease Trial
(ApoE4 carrier; n=10–15)
Alzheimer's Ph2a
LEGEND
Initiation
Enrollment complete
Ph3 readout
CVOT readout
Ph2 readout
PROJECTED CASH RUNWAY THROUGH 2026
Numerous catalysts expected throughout 2023

Note: Other than as noted, the pipeline represents trials that are currently ongoing. Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators.

NewAmsterdam Pharma

PROPRIETARY 21

Clinical Trial Progress Update 22

BROADWAY enrollment on schedule to finish mid-2023 5000 • ASCVD or HeFH with LDL ≥ 4500 55 mg/dL; n=2400 4000 3500 • Randomization 2:1; obicetrapib 10 mg:placebo 3000 2500 • Primary endpoint: LDL-C 2000 1500 • Baseline LDL-C = 102 mg/dL; Woman: 35%; 1000 Average age: 65 years 500 0 Projected Screened Actual Screened Projected Randomized Actual Randomized Data as of May 25, 2023 23 PROPRIETARY

PREVAIL enrollment currently on schedule to complete 1Q 2024 20000 • ASCVD with LDL ≥ 70 18000 mg/dL; n=9000 16000 14000 • Randomization: 1:1; Obi 10 mg vs placebo 12000 10000 • Primary endpoint: 8000 MACE-4 6000 • Baseline LDL: 110 mg/dL; 4000 Women: 31%; Average age: 2000 65 years 0 Data as of May 25, 2023 24 PROPRIETARY

Update on phase 3 trial enrollment BROOKLYN BROADWAY PREVAIL ASCVD with LDL ≥ 70 mg/dL ASCVD or HeFH with LDL ≥ 55 mg/dL HeFH with LDL ≥ 70 mg/dL N=300 N=2400 N=9000 Randomization: 2:1 Randomization: 2:1 Randomization: 1:1 Obi 10 mg vs placebo Obi 10 mg vs placebo Obi 10 mg vs placebo Primary Endpoint: LDL-C Primary Endpoint: LDL-C Primary Endpoint: MACE-4 Baseline mean LDL: 122 mg/dL Baseline mean LDL: 102 mg/dL Baseline mean LDL: 110 Women: 53% Women: 35% mg/dL Average Age: 57 years Average Age: 65 years Women: 31% Average Age: 65 years Enrollment completion: July 2023 Mid-2023 1Q 2024 expected expected April 2023 25 PROPRIETARY

Pooled phase 2 trial blood pressure data Systolic Diastolic Placebo Obicetrapib 5mg Obicetrapib 10mg Placebo Obicetrapib 5mg Obicetrapib 10mg 4 4 3 3 2 2 1 1 0 0 -1 -1 -2 -2 -3 -3 -4 -4 BL 4 8 Week 12 BL 4 8 Week 12 Placebo (N) 229 222 180 157 Placebo (N) 229 222 180 157 Obi 5 mg (N) 135 134 130 63 Obi 5 mg (N) 135 134 130 63 Obi 10 mg (N) 240 237 155 188 Obi 10 mg (N) 240 237 155 188 Table 2.1 Pooled Analysis of TULIP, OCEAN, ROSE & ROSE2 Table 2.3 Pooled Analysis TULIP, OCEAN & ROSE 26 PROPRIETARY LS mean mmHg change vs. baseline LS mean mmHg change vs. baseline

BROOKLYN: Aggregate blinded average blood pressure is stable over time Average Systolic BP (mmHg) by Visit Average Diastolic BP (mmHg) by Visit SCRN BSLN DY30 DY84 SCRN BSLN DY30 DY84 Visit Visit BROOKLYN Medical Monitoring Meeting 10 May 2023; Data cut-off 25 April 2023 27 PROPRIETARY

BROADWAY: Aggregate blinded average blood pressure is stable over time Average Systolic BP (mmHg) by Visit SCRN BSLN DY30 DY84 DY180 DY270 Visit Average Diastolic BP (mmHg) by Visit SCRN BSLN DY30 DY84 DY180 DY270 Visit BROADWAY Medical Monitoring Meeting 10 May 2023; Data cut-off 25 April 2023 28 PROPRIETARY

PREVAIL: Aggregate blinded average blood pressure is stable over time Average Systolic BP (mmHg) by Visit Average Diastolic BP (mmHg) by Visit SCRN BSLN DY90 DY180 SCRN BSLN DY90 DY180 SCRN BSLN DY90 DY180 Visit Visit PREVAIL Medical Monitoring Meeting 10 May 2023; Data cut-off 25 April 2023 29 PROPRIETARY

We have selected a Fixed Dose Combination (FDC) of Obicetrapib + Ezetimibe • We recently completed a bioavailability study comparing two FDC formulations of obicetrapib + ezetimibe to the component products • An FDC formulation was selected based on comparable bioavailability and is Fixed-Dose Combo Tablet planned to be advanced into a Phase 3 safety & efficacy trial • An End-of-Phase 2 meeting has been granted by FDA and scheduled for June 2023 to review the design of our Phase 3 study • The Phase 3 trial is expected to begin in 1Q 2024 • We currently expect to submit an NDA for the FDC on or around the same time as the obicetrapib monotherapy 30 PROPRIETARY

Fixed dose combination Obi + Eze: Development update • FDC formulation observed to have comparable pharmacokinetic (PK) profiles to individual products 10.000 1000.0 FDC Obi 10mg/Eze 10mg FDC Obi 10mg/Eze 10mg Eze 10mg Obi 10mg 1.0000 100.0 0.1000 10.0 0.0100 Ezetimibe Obicetrapib 1.0 0.0010 0.0001 0.1 0 12 24 36 48 60 72 84 96 0 24 48 72 96 120 144 168 192 216 240 264 288 312 336 • The FDC comprises 10 mg obicetrapib and 10 mg ezetimibe in a single, small oral, once-daily tablet, with CoGs Time (h) Time (h) comparable to obicetrapib 10 mg tablet • FDC Phase 3 trial is planned to start in Q1 2024 • The planned manufacturing site for FDC was selected and technology transfer is ongoing for anticipated NDA readiness and commercial supply PROPRIETARY Mean plasma concentration (ng/mL) Mean plasma concentration (ng/mL)

Proposed fixed dose combination phase 3 trial design

Inclusion criteria

- LDL-C ≥ 70 mg/dL
- ASCVD, ASCVD risk equiv, or HeFH
- 18-75 years

Primary endpoint

- Percent change from baseline in LDL-C compared to placebo

Primary efficacy endpoint

- Percent change from baseline in LDL-C for the combination therapy group compared to the placebo group

Trial design

- Randomized (1:1:1:1), double-blind, placebo-controlled
- Patients(n=400)



Eze 10mg (n=100)
Safety
Obi 10mg (n=100)
Safety
Obi/Ezi 10mg (n=100)
Safety
Placebo (n=100)
Safety
Visit:
Week:
1
Up to 2
2
0
3
4
4
12
5
16
Eligibility
Labs, PK Safety
Labs, PK Safety
Labs, PK Safety
Labs, PK Safety
Safety FU

NewAmsterdam Pharma

PROPRIETARY 32

Summary of key messages • ROSE2: 63% median LDL-C reduction observed in patients on high intensity statins with obicetrapib 10mg in combination with ezetimibe • Japan Phase 2: 46% median LDL-C reduction observed with obicetrapib 10mg; largely consistent with observed results from obicetrapib 10mg across six clinical trials (Range 43-51%) and potentially enabling PMDA regulatory path for approval aligned with the rest of the world • Well tolerated in Phase 2 trials and Phase 3 blinded safety, including frequent blood pressure assessments, is encouraging • Robust reductions in Lp(a) and small LDL particles as well as documented diabetes benefits in the CETP inhibitor class are encouraging • FDC formulation selected with Phase 3 initiation anticipated in Q1 24 • Enrollment in Phase 3 trials is progressing on-track with completion of the two pivotal LDL trials expected in H2 24 and CVOT expected in H2 26 33 PROPRIETARY

Concluding Remarks and Q&A